December 20, 2024

Alexander Karavaev
Chief Financial Officer
GDEV Inc.
55 Griva Digeni
3101, Limassol
Cyprus

        Re: GDEV Inc.
            Form 20-F for the Fiscal Year Ended December 31, 2023
            Response dated December 17, 2024
            File No. 001-40758
Dear Alexander Karavaev:

        We have reviewed your December 17, 2024 response to our comment letter and have the following comment.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.
Unless we note otherwise, any references to prior comments are to comments in our
December 3, 2024 letter.

Form 20-F for the Fiscal Year Ended December 31, 2023
Notes to Consolidated Financial Statements
Note 4. Accounting judgments, estimates and assumptions
Revenue Recognition, page F-28

1. Please address the following as it relates to the your response to prior comment 1:
           You state you split any virtual currency that has not yet been converted at period end between consumable virtual currency and durable virtual currency to provide a more faithful representation of the expected timing of future revenue recognition. Confirm, if true, that you perform this allocation solely as a means to classify deferred revenue between current and deferred at each period end. If so, revise your disclosures in Note 26 to indicate as such and disclose the amount of deferred revenue related to unconverted currency that was allocated to
 December 20, 2024
Page 2

           consumable versus durable goods at each period end. Also, include a discussion of how you estimate such allocations.
             Confirm, if true, that when a virtual currency converts into a virtual good, you allocate such amount to either consumable or durable goods based on the actual virtual good purchased and account for such good accordingly (i.e. point-
           in-time vs over-time).
             You state that no revenue is recognized on the sale of consumable virtual currency until such currency is converted into virtual items. Confirm, if true, that no revenue is recognized on the sale of durable virtual currency until such currency is converted into a durable virtual item. If so, revise your policy disclosures accordingly. Alternatively, explain why you recognize the sale of virtual currency before the actual virtual good is purchased and the specific guidance considered.


       Please contact Dave Edgar at 202-551-3459 or Kathleen Collins at 202-551-3499 if
you have questions regarding comments on the financial statements and related matters.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of
Technology
cc:   J. David Stewart